NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the ‘Exchange’ or the ‘NYSE’) hereby notifies the Securities and Exchange Commission (‘SEC’) of its intention to remove the entire class of the American Depositary Shares, each representing ten ordinary shares (‘ADSs’) of Alon Blue Square Israel Ltd. (the ‘Company’) from listing and registration on the Exchange at the opening of business on June 27, 2016, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the ‘Manual’) based on the Company’s May 25, 2016 announcement that the Company filed a revised motion with the District Court of Lod, Israel for approval of a proposed debt reorganization. If the current plan of arrangement is implemented, this reorganization would result in nullification of the Company’s shares for no consideration. The Company’s position is that it is highly unlikely that any alternative to this reorganization will leave its shareholders with any economic value. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when the exchange receives authoritative advice that the security is without value. 2. Based on the Company’s May 25, 2016 announcement mentioned above, on May 25, 2016, the Exchange determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on May 25, 2016. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the ‘ticker’ of the Exchange immediately and at the opening of the trading session on May 25, 2016 of the suspension of trading in the Common Stock. Similar information was included on the Exchange’s website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.